UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No.  1  )*



              Cliffs Drilling Company
                 (Name of Issuer)


                       Common Stock
          (Title of Class of Securities)

                   18682C100
                  (CUSIP Number)

               Jonathan Green, Esq.
            Appaloosa Management L.P.
            51 John F. Kennedy Parkway
           Short Hills, New Jersey 07078
                   (201) 376-5400
   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                   October 10, 1996
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box  .

Check the following box if a fee is being paid with the statement . . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Exhibit Index:  Page 6
                 Page 1 of 8 Pages
                   SCHEDULE 13D

CUSIP No. 18682C100              Page 2 of 8 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

          N/A

5    Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

          Delaware

               7    Sole Voting Power
  Number of                   825,000
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    -0-
    Each
  Reporting         9    Sole Dispositive Power
   Person                825,000
    With
               10   Shared Dispositive Power
                         -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person
          825,000

12   Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
          11.14%

14   Type of Reporting Person*
          PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 18682C100              Page 3 of 8 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

          N/A

5    Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

          United States

               7    Sole Voting Power
  Number of                   825,000
   Shares
Beneficially        8    Shared Voting Power
  Owned By                    -0-
    Each
  Reporting         9    Sole Dispositive Power
   Person                825,000
    With
               10   Shared Dispositive Power
                         -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person
          825,000

12   Check Box If the Aggregate Amount in Row (11) Excludes
     Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
          11.14%

14   Type of Reporting Person*
          IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D

     This Amendment No. 1 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Tepper" and together with the Manager, collectively, the "Reporting Persons") on May 8, 1996 (the "Schedule 13D") relates to the common stock of Cliffs Drilling Company (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


Item 3.   Source and Amount of Funds or Other Consideration

     Of the additional 289,300 Shares acquired by the Reporting Persons since the filing of the Schedule 13D, on May 8, 1996, 157,006 Shares were purchased with the personal funds of the Partnership, 89,881 Shares were purchased with the working capital of Palomino and 42,413 Shares were purchased with the working capital of Reliance.


Item 5.   Interest in Securities of the Issuer

     Since the filing of the Schedule 13D, on August 26, 1996, the Accounts purchased, in the aggregate, 289,300 Shares in the open market. As a result of these purchases and as of October 11, 1996, 523,817 Shares are held by the Partnership, 128,981 Shares are held by Reliance and 172,202 Shares are held by Palomino.

(a) This statement on Schedule 13D relates to 825,000 Shares beneficially owned by the Reporting Persons, which constitute approximately 11.14% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 825,000 Shares. Mr. Tepper has sole voting and dispositive power with respect to 825,000 Shares.

(c) Within the past sixty days, the Reporting Persons purchased and sold Shares on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

(d)  Not applicable.

(e)  Not applicable.

Item 7.   Material to Be Filed as Exhibits

     Exhibit A:     Transactions in Shares Within Past 60 Days.


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 1996


                         Appaloosa Management L.P.
                         By:  Appaloosa Partners Inc.,
                              Its General Partner



                         By:  /s/ David A. Tepper

                              David A. Tepper
                              President



                         David A. Tepper



                         /s/ David A. Tepper

                   EXHIBIT INDEX


Exhibit             Exhibit Name                                 Page



A              Transactions in Shares Within Past 60 Days        7

                     EXHIBIT A

       Transactions in Shares of the Company
            Within the Past Sixty Days

Transactions by Appaloosa Investment Limited Partnership I


               Trade Date
          Purchase/
          Sale
          No. of Shares
          Purchased/Sold
          Price
          Per Share


          9-11-96
          P
          3,175
          30.05


          9-11-96
          P
          1,270
          29.00


          9-23-96
          S
          3,430
          35.72


          9-25-96
          P
          200
          34.17


          10-2-96
          P
          2,100
          34.17


          10-10-96
          P
          95,220
          34.12










Transactions by Palomino Fund Ltd.



                  Trade
          Date
          Purchase/
          Sale
          No. of Shares
          Purchased/Sold
          Price
          Per Share


          9-11-96
          P
          1,045
          30.05


          9-11-96
          P
          420
          29.00


          9-23-96
          S
          1,125
          35.72


          10-2-96
          P
          700
          34.17


          10-10-96
          P
          31,320
          34.12









Purchases by Reliance Standard Life Insurance Company

          Trade Date
          Purchase/
          Sale
          No of Shares
          Purchased/Sold
          Price
          Per Share


          9-11-96
          P
          780
          30.05


          9-11-96
          P
          310
          29.00


          9-23-96
          S
          845
          35.72


          10-2-96
          P
          500
          34.17


          10-10-96
          P
          23,460
          34.12